UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                         July
08, 2019



  Carl C. Icahn
  Chairman
  Icahn Enterprises L.P.
  767 Fifth Avenue, 47th Floor
  New York, New York 10153

           Re:     Occidental Petroleum Corporation
                   PREC14A preliminary proxy statement filing made on Schedule
14A
                   Filed on June 26, 2019 by Barberry Corp. et al.
                   File No. 001-09210

  Dear Mr. Icahn,

         We have reviewed the above-captioned filing, as well as the correspondence you sent dated July 3, 2019, and have the following additional comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Preliminary Proxy Statement filed on Schedule 14A

  1. We recognize that the instant solicitation is not asking security holders to vote on any of the proposals delineated in the request solicitation statement, but noticed that the type of proposals that might be presented would implicate Rule 14a-4(a)(3) if introduced now.
     Given that only the Board is authorized to expand the number of directors on the Board,
     Proposal 1E is invalid unless Proposal 3 is first approved by the stockholders. Proposal 3 sets forth amendments to the By-laws which would allow a majority of stockholders to adopt a resolution to set the number of directors on the Board. Please reflect Proposal 1E to reflect its dependence upon the successful passage of Proposal 3, or advise.

  2. Please revise the request solicitation statement to explain how nominees will be determined to actually become a director if more director nominees are elected pursuant to Proposals
     2A 2D than existing directors are removed pursuant to Proposals 1A 1D (and either
     Proposal 1E or Proposal 3 is not approved), or advise us why no changes are necessary.
 Carl C. Icahn
Icahn Enterprises L.P.
July 08, 2019
Page 2

3. Please revise the description of Proposal 4 to remove the implication that the participants are seeking to mandate that the Board create a committee that will have its membership partially determined via a by-law provision given that such a mandate, if Proposal 4 were to be construed as such and passed, may be interpreted as impermissibly infringing upon the directors' substantive authority to manage the business and affairs of Occidental under
   Sections 141(a) and 141(c)(2) of the DGCL, or advise.

4. Please revise the description of Proposal 5 to direct security holders to the exact location(s)
   within Exhibit D that are the subject of the proposed change should a Record Date be fixed.
   At present, no changes appear to have been made to the text of Article III,
Section 3 in
   Exhibit D, which exhibit appears to be using a since superseded edition of the By-laws.

5. Please make similar revisions to Proposals 6 and 7 to reflect more exactly where in Exhibit E changes have been made to reflect how the changes specified by the proposals would appear in an amended charter. At present, Exhibit E does not distinguish between which proposed changes are the subject of Proposal 6 and which are the subject of Proposal
7.

Annex B | Two Year Summary Table

6. Please reconcile the disclosure in footnote # 1 that indicates forward contracts were executed on June 21, 2019 with the disclosure in the background section that indicates forward contracts were executed on June 22, 2019.

Exhibit B-2

7. Please reconsider the reference in this exhibit to "proposals set forth in full under `Plans for the Special Meeting'". No such section exists in the request solicitation statement. Please revise or advise.

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

         You may contact me at (202) 551-3266 with any questions.


                                                              Sincerely,

                                                              /s/ Nicholas P.
Panos

                                                              Nicholas P. Panos
                                                              Senior Special
Counsel
                                                              Office of Mergers
& Acquisitions
 cc:    Andrew Langham, Esq.